FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in the EU as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer

 5 November 2020 07:15 GMT

Lynparza approved in the EU as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer

Patients treated with Lynparza and bevacizumab lived without disease progression for a median of 37.2 months vs. 17.7 months with bevacizumab alone

One in two women with advanced ovarian cancer has an HRD-positive tumour

AstraZeneca and MSD's Lynparza (olaparib) has been approved in the European Union (EU) for the 1st-line maintenance treatment with bevacizumab of patients with homologous recombination deficient (HRD)-positive advanced ovarian cancer.

Ovarian cancer is the fifth most common cause of cancer death in the EU and the five-year survival rate is approximately 45%, due partly because women are often diagnosed with advanced disease (Stage III or IV).1-3

The approval by the European Commission was based on a biomarker subgroup analysis of the PAOLA-1 Phase III trial which showed Lynparza, in combination with bevacizumab maintenance treatment, demonstrated a substantial progression-free survival (PFS) improvement versus bevacizumab alone for patients with HRD-positive advanced ovarian cancer. It follows the recommendation for approval by the Committee for Medicinal Products for Human Use of the European Medicines Agency in September 2020.

Isabelle Ray-Coquard, principal investigator of the PAOLA-1 Phase III trial and medical oncologist, Centre Léon Bérard and President of the GINECO group, Paris, France, said: "For women with advanced ovarian cancer, the goal of 1st-line treatment is to delay disease progression for as long as possible with the intent of achieving long-term remission. Unfortunately, once a patient's cancer recurs, it historically has been incurable. Lynparza together with bevacizumab has demonstrated an impressive median progression-free survival benefit of more than three years and is poised to become the standard of care for eligible patients with HRD-positive tumours in the EU."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "Half of all newly diagnosed patients with advanced ovarian cancer have HRD-positive tumours. Women treated with Lynparza in combination with bevacizumab in the PAOLA-1 Phase III trial lived progression free for a median of more than three years, showing that HRD testing should be an essential component of clinical diagnosis. HRD status can help physicians select a personalised 1st-line treatment regimen for patients to substantially delay relapse in this devastating disease."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Biomarker testing has rapidly enhanced our understanding of how PARP inhibition can help target this disease. The EU approval reinforces that HRD-positive tumours represent a distinct subset of advanced ovarian cancer and HRD testing is critical for women in this setting."

The PAOLA-1 Phase III trial showed that Lynparza, in combination with bevacizumab maintenance treatment, reduced the risk of disease progression or death by 67% (based on a hazard ratio of 0.33; 95% confidence interval 0.25-0.45). The addition of Lynparza improved PFS to a median of 37.2 months versus 17.7 with bevacizumab alone in patients with HRD-positive advanced ovarian cancer. The data from the PAOLA-1 trial was published in The New England Journal of Medicine in 2019.

Further results recently presented at the European Society for Medical Oncology Virtual Congress 2020 showed a statistically significant improvement in the key secondary endpoint of the time to second disease progression (PFS2). Lynparza with bevacizumab provided benefit beyond first disease progression, improving PFS2 to a median of 50.3 months versus 35.3 with bevacizumab alone.

The full EU indication is for Lynparza in combination with bevacizumab for the maintenance treatment of adult patients with advanced (FIGO Stages III and IV) high-grade epithelial ovarian, fallopian tube or primary peritoneal cancer who are in response (complete or partial) following completion of 1st-line platinum-based chemotherapy in combination with bevacizumab and whose cancer is associated with HRD positive status defined by either a breast cancer susceptibility gene 1/2 (BRCA1/2) mutation and/or genomic instability.

Lynparza in combination with bevacizumab is approved in the US and in several other countries as a 1st-line maintenance treatment for patients with HRD-positive advanced ovarian cancer and is currently under regulatory review in other countries around the world.

Financial considerations
Following this approval for Lynparza in the EU, AstraZeneca will receive a regulatory milestone payment from MSD of $25m, anticipated to be booked as collaboration revenue during the fourth quarter of 2020.

Ovarian cancer
In 2018, there were nearly 68,000 new cases of ovarian cancer diagnosed in the EU and around 45,000 deaths.3  Approximately 50% of ovarian cancers are HRD-positive including BRCA1/2 mutation.4,5 Approximately 15% of ovarian cancers have a BRCA1/2 mutation.6  The primary aim of 1st-line treatment is to delay disease progression for as long as possible with the intent to achieve long-term remission.7-9

Homologous recombination deficiency
HRD, which defines a subgroup of ovarian cancer, encompasses a wide range of genetic abnormalities, including BRCA mutations and beyond. As with BRCA gene mutations, HRD interferes with normal cell DNA repair mechanisms and confers sensitivity to PARP inhibitors including Lynparza.10

PAOLA-1
PAOLA-1 is a double-blinded Phase III trial testing the efficacy and safety of Lynparza added to standard-of-care bevacizumab versus bevacizumab alone, as a 1st-line maintenance treatment for newly diagnosed advanced FIGO Stage III-IV high-grade serous or endometroid ovarian, fallopian tube, or peritoneal cancer patients who had a complete or partial response to 1st-line treatment with platinum-based chemotherapy and bevacizumab. AstraZeneca and MSD announced in August 2019 that the trial met its primary endpoint of PFS in the overall trial population.

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in the US as a 1st-line maintenance treatment with bevacizumab for patients with HRD-positive advanced ovarian cancer (BRCAm and/or genomic instability). Lynparza is approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. It is also approved in the US, the EU and several other countries for the treatment of germline BRCAm metastatic pancreatic cancer. Lynparza is approved in the US for homologous recombination repair (HRR) gene-mutated metastatic castration-resistant prostate cancer (BRCAm and other HRR gene mutations). Regulatory reviews are underway in several countries for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 30,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With seven new medicines launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. EuroHealth. (2018). Ovarian Cancer: The Silent Killer. Available at: https://eurohealth.ie/policy-brief-women-and-ovarian-cancer-in-the-eu-2018/ [Accessed October 2020].
2. ECIS. (2020).Estimates of cancer incidence and mortality in 2020, for all cancer sites. Available here [Accessed October 2020].
3. The World Health Organization. IARC. Globocan. (2018). Available at: http://gco.iarc.fr/ [Accessed October 2020].
4.  Moschetta et al. (2016). BRCA somatic mutations and epigenetic BRCA modifications in serous ovarian cancer. Annals of Oncology, 27(8), pp.1449-1455.
5. Bonadio et al. (2018). Homologous recombination deficiency in ovarian cancer: a review of its epidemiology and management. Clinics, 73(Suppl 1): e450s.
6. Ramus. (2009). The Contribution of BRCA1 and BRCA2 to Ovarian Cancer. Molecular Oncology, 3(2), pp.138-150.
7. Raja et al. (2012). Optimal first-line treatment in ovarian cancer. Annals on Oncology. 23 Suppl 10, x118-127.
8. NHS Choices, Ovarian Cancer Available at: https://www.nhs.uk/conditions/ovarian-cancer/treatment/ [Accessed October 2020].
9. Ledermann et al. (2013). Newly diagnosed and relapsed epithelial ovarian carcinoma: ESMO Clinical Practice Guidelines for diagnosis, treatment and follow-up. Annals of Oncology, 24, pp.vi24-vi32.
10. Moore, K. (2018). Maintenance Olaparib in Patients with Newly Diagnosed Advanced Ovarian Cancer. New England Journal of Medicine, 379(26), pp.2495-2505.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 November 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary